UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 28, 2004

KONINKLIJKE KPN N.V.

Maanplein 55 2516 CK The Hague The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                               New EURO 1 billion share repurchase programme, dated June 28, 2004.

Press release

Date
June 28, 2004
Number
KPN Royal Dutch Telecom (“KPN”)	026pe

New EURO 1 billion share repurchase programme

KPN announces a new EURO 1 billion share repurchase programme, amounting to approximately 6.7 percent of the outstanding share capital of KPN as per closing share price on June 25, 2004 of EURO 5.98. This programme follows the EURO 500 million initial programme launched on March 11, 2004.

Under the initial programme, which is almost completed, KPN has repurchased through on-market transactions 80.1 million shares, representing 3.2 percent of the total number of shares outstanding, at an average price of EURO 6,19. KPN has also started with the repurchase of 5.5 million shares to the cover exposure related to management and employee options granted in 2004.

As with the initial programme, it is expected that share repurchases under the new programme will also be executed primarily via on-market transactions taking market circumstances into consideration. It is only intended to undertake share repurchases at price levels that enhance value for the remaining shareholders. KPN intends to cancel any shares acquired.

As KPN intends to repurchase more than 1% of the outstanding share capital, the consent of the Dutch State as holder of the special share is required. The Dutch State has approved this repurchase programme but currently does not intend to sell any shares by participating in this programme.

Today, KPN has also announced the refinancing of three bonds maturing in 2005 and 2006 with the objective to improve its 2005 and 2006 redemption schedule.

To date, EURO 495.8 million has been spent in repurchasing shares under the initial 2004 programme. On April 15, KPN ‘s shareholders approved a proposed dividend for 2003 of €0.25 per ordinary share, comprising a dividend of €0.12 and a special dividend of €0.13 per ordinary share, resulting in a cash outflow of €611 million. Further, KPN intends to reinstate an interim dividend for 2004 and to declare such dividend with its interim results scheduled for August 9, 2004.

Commenting on today’s announcement, Ad Scheepbouwer, CEO of KPN, said:

“We remain committed to delivering shareholder value by growing our mobile and broadband operations and increasing our cashflow and profits. Our business is highly cash generative and KPN has no intention of holding unutilised surplus cash balances. So today we are pleased to announce a further step in delivering this commitment to shareholders, as a result of which we expect to return in 2004 approximately €2.1 billion to shareholders, excluding the intended interim 2004 dividend, representing substantially all of the Free Cash Flow outlook for 2004 (more than Euro 2 bn).  Equally important, we are pleased that the refinancing of the Eurobonds opens up the possibility to continue to return substantial amounts of cash to our shareholders in the years beyond 2004, either in the form of additional dividend or share repurchases or a combination thereof.”

KPN will keep its balance sheet under continuous review, taking into consideration the parameters of KPN’s financial framework and operating and market conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: June 29, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel